SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hyperdynamics Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

448954206
(CUSIP Number)

Paul T. Reese
11700 Katy Freeway, Suite 175
Houston, TX 77079
(713) 334-6662
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1(e), 240.13d‑1(f) or 240.13d‑1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

{B1179782.5}

CUSIP No. 448954206
1.	Name of Reporting Person. Pacific Drilling S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	7,759,644
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	7,759,644
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,759,644
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		21.0%(1)
14.	Type of Person Reporting (See Instructions)		OO

(1)

Calculated as provided in Rule 13d‑3 under the Act based on 33,791,944 outstanding shares of common stock of Hyperdynamics Corporation (information provided by Hyperdynamics Corporation on September 7, 2017), plus an additional 3,082,194 shares of common stock issuable upon the exercise of warrants held by Pacific Drilling Operations Limited.

CUSIP No. 448954206
1.	Name of Reporting Person. Pacific Drilling Operations Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	0
	8.	Shared Voting Power	7,759,644
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	7,759,644
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,759,644
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		21.0%(1)
14.	Type of Person Reporting (See Instructions)		OO

(1)

Calculated as provided in Rule 13d‑3 under the Act based on 33,791,944 outstanding shares of common stock of Hyperdynamics Corporation (information provided by Hyperdynamics Corporation on September 7, 2017), plus an additional 3,082,194 shares of common stock issuable upon the exercise of warrants held by Pacific Drilling Operations Limited.

EXPLANATORY NOTE

The Reporting Persons previously filed a Schedule 13G on June 16, 2017, reporting their beneficial ownership of 18.6% of the Issuer’s common stock. This Schedule 13D is being filed pursuant to Rule 13d‑1(f) under the Act to update that information.

Item 1.        Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Hyperdynamics Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 12012 Wickchester Lane, Suite 475, Houston, Texas, 77079.

Item 2.        Identity and Background.

(a), (b), (c), and (f)  This statement is jointly filed by Pacific Drilling S.A., a public limited liability company (société anonyme) organized under the laws of Luxembourg (“PACD”) and Pacific Drilling Operations Limited, a company organized under the laws of the British Virgin Islands (“PDOL” and together with PACD, the “Reporting Persons”).  PDOL is a wholly-owned subsidiary of PACD.

The address of PACD’s principal office is 8‑10, Avenue de la Gare, L‑1610 Luxembourg.  The address of PDOL’s principal office is 11700 Katy Freeway, Suite 175, Houston, Texas 77079.

The principal business of PACD is to contract PACD’s fleet of high-specification floating rigs to drill wells for its clients.  The principal business of PDOL is to serve as a holding company for the administrative, labor and operating companies of the PACD group of companies.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case, of each director, executive officer and controlling person of the Reporting Persons, as applicable.

(d), (e)  During the last five years, neither of the Reporting Persons, nor, to the knowledge of such Reporting Persons, any person listed in Annex A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

On August 29, 2017, PDOL purchased from the Issuer, through a private placement, 1,369,864 Units, as described in more detail below, for $1.46 per Unit, or an aggregate purchase price of $2,000,001.  The source of the funding for the transactions reported herein was derived from general working capital.

Item 4.        Purpose of Transaction.

As previously reported, in connection with an amendment to an offshore drilling contract between the Issuer and Pacific Scirocco Ltd. (a subsidiary of PDOL), on June 2, 2017, the Issuer issued to PDOL 567,859 shares of Common Stock in a private placement. In addition, on June 5, 2017, PDOL purchased 2,739,727 “Units” of the Issuer’s securities in a private offering (the “Offering”), with each Unit consisting of (i) one share of Common Stock and (ii) a warrant to purchase three-quarters (¾) of a share of Common Stock within two years at an exercise price of $1.825 per whole share, for $4,000,000.  On August 29, 2017, PDOL purchased 1,369,864 additional Units in the Offering for $1.46 per Unit, or an aggregate purchase price of $2,000,001, under the same terms and conditions as the previous purchase.   PDOL acquired the Units as payment of a portion of its anticipated revenues due under the offshore drilling contract in excess of its costs.

In connection with the June 2, June 5 and August 29, 2017 transactions described above, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with PDOL and other subscribers in the Offering, which required the Issuer to file a registration statement by the later of (i) 45 days after the final closing of the Offering or (ii) ten days after the date on which the registration statement relating to the Issuer’s private placement offering of units of Series A Preferred Stock and Common Stock warrants is declared effective by the SEC (the “filing deadline”), registering for resale (i) all shares of Common Stock sold in the Offering; (ii) all shares of Common Stock issuable upon exercise of the investor warrants and the placement agent warrants issued in the Offering, and (iii) the 567,859 unregistered shares of Common Stock issued to PDOL in connection with the amendment to the offshore drilling contract, and to use its commercially reasonable efforts to cause the registration statement to be declared effective no later than 90 days after the filing deadline.  The Issuer also granted to the holders of the registrable shares certain “piggyback” registration rights until two years after the effectiveness of the registration statement.  On July 27, 2017, the Issuer filed a Registration Statement on Form S‑1 registering the Common Stock beneficially owned by the Reporting Persons as of that date.

If the registration statement is not filed with, or declared effective by, the SEC within the specified deadlines set forth above, or the registration statement ceases to be effective or otherwise cannot be used for a period specified in the Registration Rights Agreement, or trading of the Common Stock on the Issuer’s principal market is suspended or halted for more than three consecutive trading days (each, a “Registration Event”), monetary penalties payable by the Issuer to the holders of registrable shares that are affected by such Registration Event will commence to accrue at a rate equal to 12% per annum of the purchase price paid for each Unit purchased, for the period that such Registration Event continues, but not exceeding in the aggregate 5% of such purchase price.

A copy of the form of Registration Rights Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.  The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text thereof.

Other than as described herein, the Reporting Persons have no plans or proposals which relate to, or may result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Act; or (j) any action similar to any of the matters enumerated above.

Item 5.        Interest in Securities of the Issuer.

1. (a) and (b)As of the date hereof, PDOL is the beneficial owner of 7,759,644 shares of Common Stock, constituting approximately 21.0% of the outstanding shares of Common Stock (assuming exercise of all warrants held by PDOL).  Such amount consists of 4,677,450 shares of Common Stock and warrants to purchase 3,082,194 shares of Common Stock. The Reporting Persons may be deemed to share the power to dispose or direct the disposition of such shares due to PDOL’s direct ownership of the shares, and PACD’s ownership of PDOL.

PDOL and PACD may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act.  Pursuant to Rule 13d‑4 of the Act, PDOL and PACD expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.  PDOL and PACD expressly disclaim that they have agreed to act as a group other than as described in this statement.

2. (c)As described in Item 4, on August 29, 2017, PDOL purchased 1,369,864 Units of the Issuer’s securities in a private offering for $1.46 per Unit, or an aggregate purchase price of $2,000,001.  Each Unit consists of (i) one share of Common Stock and (ii) a warrant to purchase three-quarters (¾) of a share of Common Stock within two years at an exercise price of $1.825 per whole share.

3. (d)The shares of Common Stock are directly owned by PDOL, which has the right to receive dividends from, and the proceeds from the sale of, such shares.
4. (e)Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1	Joint Filing Agreement, dated September 8, 2017, by and between Pacific Drilling S.A. and Pacific Drilling Operations Limited.
2

Form of Investor Warrant (incorporated by reference to Exhibit 4.6 to Amendment No. 2 to the Registration Statement on Form S‑1 (File No. 333‑217577) filed by Hyperdynamics Corporation with the Securities and Exchange Commission on June 7, 2017).

3

Form of Subscription Agreement between Hyperdynamics Corporation and the Subscribers party thereto (incorporated by reference to Exhibit 10.46 to Amendment No. 2 to the Registration Statement on Form S‑1 (File No. 333‑217577) filed by Hyperdynamics Corporation with the Securities and Exchange Commission on June 7, 2017).

4

Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.47 to Amendment No. 2 to the Registration Statement on Form S‑1 (File No. 333‑217577) filed by Hyperdynamics Corporation with the Securities and Exchange Commission on June 7, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2017	/s/ Paul T. Reese
Date	Paul T. Reese
Chief Executive Officer
Pacific Drilling S.A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2017	/s/ Paul T. Reese
Date	Paul T. Reese
President
Pacific Drilling Operations Limited

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

ANNEX A

Pacific Drilling S.A.

The name, principal business address, present principal occupation or employment, and citizenship or place of organization of each of the directors, executive officers, and controlling person of Pacific Drilling S.A. (“PACD”) are set forth below:

DIRECTORS

Name and Business Address	Citizenship	Principal Occupation
Laurence N. Charney c/o Pacific Drilling S.A. 8‑10, Avenue de la Gare, L‑1610 Luxembourg	United States	Retired, Ernst & Young, LLP
Jeremy Asher c/o Pacific Drilling S.A. 8‑10, Avenue de la Gare, L‑1610 Luxembourg	Great Britain	Chairman of Agile Energy Limited; Chairman of Tower Resources plc
Sami Iskander c/o Pacific Drilling S.A. 8‑10, Avenue de la Gare, L‑1610 Luxembourg	France	Executive Vice President Upstream Joint Ventures for Shell Upstream International
Robert Schwed c/o Pacific Drilling S.A. 8‑10, Avenue de la Gare, L‑1610 Luxembourg	United States	Retired, Corporate Practice Group of the international law firm Wilmer Cutler Pickering Hale and Dorr LLP
Cyril Ducau c/o Pacific Drilling S.A. 8‑10, Avenue de la Gare, L‑1610 Luxembourg	France	Chief Executive Officer of Ansonia Holdings Singapore B.V.; Managing Director of Quantum Pacific Ventures Limited
Antoine Bonnier c/o Pacific Drilling S.A. 8‑10, Avenue de la Gare, L‑1610 Luxembourg	France	Investment Director of Quantum Pacific (UK) LLP
Matthew Samuels c/o Pacific Drilling S.A. 8‑10, Avenue de la Gare, L‑1610 Luxembourg	United States	General Counsel of Quantum Pacific (UK) LLP
N. Scott Fine c/o Pacific Drilling S.A. 8‑10, Avenue de la Gare, L‑1610 Luxembourg	United States	Chairman and Chief Executive Officer of CTD Holdings Inc.

OFFICERS

Name and Business Address	Citizenship	Principal Occupation
Paul T. Reese c/o Pacific Drilling S.A. 11700 Katy Freeway, Suite 175 Houston, Texas 77079 USA	United States	Chief Executive Officer of PACD
Cees Van Diemen c/o Pacific Drilling S.A. 11700 Katy Freeway, Suite 175 Houston, Texas 77079 USA	The Netherlands	Executive Vice President and Chief Operating Officer of PACD
Michael D. Acuff c/o Pacific Drilling S.A. 11700 Katy Freeway, Suite 175 Houston, Texas 77079 USA	United States	Senior Vice President Commercial of PACD
Johannes Boots c/o Pacific Drilling S.A. 8‑10, Avenue de la Gare, L‑1610 Luxembourg	The Netherlands	Senior Vice President and Chief Financial Officer of PACD
Lisa Manget Buchanan c/o Pacific Drilling S.A. 11700 Katy Freeway, Suite 175 Houston, Texas 77079 USA	United States	Senior Vice President and General Counsel of PACD
Richard E. Tatum c/o Pacific Drilling S.A. 11700 Katy Freeway, Suite 175 Houston, Texas 77079 USA	United States	Senior Vice President and Chief Accounting Officer of PACD

CONTROLLING PERSON

Name and Principal Business Address	Citizenship	Principal Occupation
Quantum Pacific (Gibraltar) Limited 57/63 Line Wall Road Gibraltar J1 GX11 1AA	Gibraltar	Wholly-owned subsidiary of Quantum Pacific International Limited, the indirect ultimate owner of which is a discretionary trust in which Mr. Idan Ofer is the primary beneficiary

Pacific Drilling Operations Limited

The name, principal business address, present principal occupation or employment, and citizenship or place of organization of each of the directors and executive officers of Pacific Drilling Operations Limited (“PDOL”) are set forth below:

DIRECTORS

Name and Business Address	Citizenship	Principal Occupation
Paul T. Reese c/o Pacific Drilling S.A. 11700 Katy Freeway, Suite 175 Houston, Texas 77079 USA	United States	Chief Executive Officer of PACD; President of PDOL
Johannes Boots c/o Pacific Drilling S.A. 8‑10, Avenue de la Gare, L‑1610 Luxembourg	The Netherlands	Senior Vice President and Chief Financial Officer of PACD; Treasurer of PDOL

OFFICERS

Name and Business Address	Citizenship	Principal Occupation
Paul T. Reese c/o Pacific Drilling S.A. 11700 Katy Freeway, Suite 175 Houston, Texas 77079 USA	United States	President of PDOL
Cees Van Diemen c/o Pacific Drilling S.A. 11700 Katy Freeway, Suite 175 Houston, Texas 77079 USA	The Netherlands	Vice President of PDOL
Dick Verhaagen c/o Pacific Drilling S.A. 11700 Katy Freeway, Suite 175 Houston, Texas 77079 USA	The Netherlands	Vice President of PDOL
Johannes Boots c/o Pacific Drilling S.A. 8‑10, Avenue de la Gare, L‑1610 Luxembourg	The Netherlands	Treasurer of PDOL
Lisa Manget Buchanan c/o Pacific Drilling S.A. 11700 Katy Freeway, Suite 175 Houston, Texas 77079 USA	United States	Secretary of PDOL

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d‑1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock and warrants to purchase common stock of Hyperdynamics Corporation, and that this Agreement may be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 8th day of September, 2017.

Pacific Drilling S.A.
/s/ Paul T. Reese
Paul T. Reese
Chief Executive Officer
Pacific Drilling Operations Limited
/s/ Paul T. Reese
Paul T. Reese
President